May 30, 2007

Mail Stop 4561

By U.S. Mail and facsimile to 020 7356 2141

Helen A. Weir
Group Finance Director
Lloyds TSB Group plc.
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds TSB Group plc
Form 20-F filed June 6, 2006
File No. 001-15246

Dear Ms. Weir:

We have reviewed your response letter dated February 9, 2007, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Operating and financial review and prospects, page 13

Results of Operations – 2005 compared with 2004, page 16

Volatility, page 28

1.   We refer to the second bullet point of your response to comment 6 of our letter dated
        January 5, 2007. For each of the volatility amounts excluded in determining the non-
        GAAP performance measure, please explain to us and clarify in future filings how you
        determined that these excluded amounts did not accrue to the Groups' equity holders.

2.   We refer to the fifth bullet point of your response to comment 6 of our letter dated
        January 5, 2007. Please address the following and provide us your proposed disclosures
        that you intend to include within your expanded discussion of volatility in response to our
        previous comment 6:
        • Tell us where you have included in your response to Comment 1 the substantive
          reasons why management considers the non-GAAP volatility measures provide useful
          information to investors;
        • Tell us and describe in future filings what additional useful information is being
          provided to outside investors by disclosing the pre-volatility segment profit measures.
          We note in your response that these measures are the basis upon which annual
          incentive scheme awards are made to management.

3.   We refer to your disclosure under "Banking Volatility" section on page 28 that banking
        businesses manage their interest rate and other market risks primarily through the use of
        intra-Group derivatives and external derivative transactions for the various business
        segments are handled by the Central Group. Please tell us how you determined that
        accounting hedge relationships between the external derivatives and the intra-group
        hedged items qualify for hedge accounting considering the guidance in paragraphs 88-
        102 of IAS 39.

4.   We refer to the second paragraph of the "Insurance Volatility" section on page 28 of the
        Form 20-F that states that *Insurance volatility* includes the difference between the *actual
        return* on investments attributable to shareholders and the *expected return* based on
        beginning-of-year economic assumptions.   Please tell us and explain in future filing why
        the presentation of the *expected return* provides better information about the group's
        performance than *actual return*.

Financial Statements for the year ended December 31, 2005

Note 2, Critical Accounting Policies, page F-18

5.   We refer to your response to comment 9 and to related disclosure in Note 1(i)(1),
        "Impairment, Assets accounted for at amortised cost" on page F-12 which states that
        uncollectible loans are written off against the related provision *once all the necessary
        procedures have been completed* and the amount of the loss has been determined.
        Please tell us and revise this footnote in future filings to describe the nature of the
        procedures that are necessary to be completed before the uncollectible loans are written
        off.

Note 3, Segmental analysis, page F-20.

6.   Please address the following with respect to segment accounting for derivative contracts
        entered into by business units for risk management purposes, for which the difference
        between accrual accounting based results and actual results using fair values is charged
        or credited to the central segment, as stated in the last sentence of the third paragraph on
        page F-20:

        •   Tell us and revise future filings to explain what you mean by results on an accruals
            accounting basis as distinguished from actual results using fair values;
        •   Tell us how you considered the guidance in paragraph 44 of IAS 14 that segment
            information be prepared in conformity with the accounting policies adopting for
            preparing and presenting the consolidated financial statements;
        •   Please tell us and disclose in future filings the nature of activities conducted by the
            central segment.
        •   Tell us how the financial information related to central segment is reported internally
            to the board of directors and the chief executive officer for purposes of making
            decisions about allocating resources to the segment and assessing its performance;
        •   Explain to us and discuss in future filings the allocation basis under paragraph 48 of
            IAS 14 for charging or crediting the central segment for the difference between the
            result of the derivatives transaction using the accrual accounting basis and the actual
            results using fair values;
        •   Provide us a reconciliation of the total amount of charge or credit for 2005 to the
            central group profit (loss) before tax related to the "volatility" associated with
            derivative contracts entered into by business units for risk management purposes to
            the individual amounts charged or credited from each of the primary reportable
            segments.
        •   Further clarify for us how the amount of charge or credit for 2005 to the central group
            profit (loss) before tax related to "volatility" differs from the Banking volatility
            amount of 124 million pounds for 2005 presented on page 28 of your filing.

*   *   *

Closing Comments

  As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

  You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if you have any questions regarding these comments.

    Sincerely,

    Amit Pande
    Assistant Chief Accountant